Filed pursuant to 424(b)(3)
Registration No. 333-229136

BLACK CREEK INDUSTRIAL REIT IV INC.
SUPPLEMENT NO. 7 DATED SEPTEMBER 15, 2020
TO THE PROSPECTUS DATED APRIL 28, 2020

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc. (the “Company”), dated April 28, 2020 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 15, 2020, Supplement No. 2, dated June 15, 2020, Supplement No. 3, dated July 15, 2020, Supplement No. 4, dated July 21, 2020, Supplement No. 5, dated August 14, 2020 and Supplement No. 6, dated August 27, 2020. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	the transaction price and offering price for each class of our common stock for subscriptions to be accepted as of October 1, 2020;
●	the calculation of our August 31, 2020 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;
●	an update regarding the impacts of the novel coronavirus (“COVID-19”);
●	updated information regarding distributions; and
●	updated experts information.
●	OCTOBER 1, 2020 TRANSACTION PRICE

The transaction price for each share class of our common stock for subscriptions to be accepted as of October 1, 2020 (and distribution reinvestment plan issuances following the close of business on September 30, 2020 and share redemptions as of September 30, 2020) is as follows:

	Transaction Price	Offering Price
Share Class	(per share)	(per share)
Class T	$10.0677	$10.5421
Class W	$10.0677	$10.0677
Class I	$10.0677	$10.0677

The transaction price for each of our share classes is equal to such class’s NAV per share as of August 31, 2020. A calculation of the NAV per share is set forth in the section of this Supplement titled “August 31, 2020 NAV Per Share.” The offering price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

●	AUGUST 31, 2020 NAV PER SHARE

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.blackcreekindustrialiv.com and is also available on our toll-free, automated telephone line at (888) 310-9352. See the “Net Asset Value Calculation and Valuation Procedures” section of the Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Advisor”). All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation procedures and such appraisals are reviewed by the Independent Valuation Advisor.

As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”) held directly or indirectly by the Sponsor, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.

The following table sets forth the components of Aggregate Fund NAV as of August 31, 2020 and July 31, 2020:

	As of
(in thousands)	August 31, 2020	July 31, 2020
Investments in industrial properties	$1,256,850	$1,248,800
Investment in unconsolidated joint venture partnerships	304,937	302,151
Cash and cash equivalents	177,965	154,863
Other assets	9,954	10,607
Line of credit, term loan and mortgage notes	(464,250)	(464,250)
Other liabilities	(24,754)	(24,254)
Accrued performance component of advisory fee	(5,054)	(4,153)
Accrued fixed component of advisory fee	(874)	(793)
Aggregate Fund NAV	$1,254,774	$1,222,971
Total Fund Interests outstanding	124,634	121,574

The following table sets forth the NAV per Fund Interest as of August 31, 2020 and July 31, 2020:

		Class T	Class W	Class I
(in thousands, except per Fund Interest data)	Total	Shares	Shares	Shares	OP Units
As of August 31, 2020
Monthly NAV	$1,254,774	$1,166,971	$60,894	$23,275	$3,634
Fund Interests outstanding	124,634	115,912	6,049	2,312	361
NAV Per Fund Interest	$10.0677	$10.0677	$10.0677	$10.0677	$10.0677
As of July 31, 2020
Monthly NAV	$1,222,971	$1,139,900	$56,735	$22,705	$3,631
Fund Interests outstanding	121,574	113,316	5,640	2,257	361
NAV Per Fund Interest	$10.0595	$10.0595	$10.0595	$10.0595	$10.0595

Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe under the terms of the dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for shares of our common stock. As of August 31, 2020, we estimated approximately $42.9 million of ongoing distribution fees were potentially payable to the Dealer Manager. We intend for our NAV to reflect our estimated value on the date that we determine our NAV. As such, we do not deduct the liability for estimated future distribution fees in our calculation of NAV that may become payable after the date as of which our NAV is calculated.

The valuations of our real property as of August 31, 2020 were provided by the Independent Valuation Advisor in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table:

Weighted-
Average Basis
Exit capitalization rate	5.4%
Discount rate / internal rate of return	6.4%
Holding period of real properties (years)	10.0

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

			Increase
			(Decrease) to
	Hypothetical		the NAV of Real
Input	Change		Properties
Exit capitalization rate (weighted-average)	0.25	% decrease	3.3%
	0.25	% increase	(3.0)%
Discount rate (weighted-average)	0.25	% decrease	2.0%
	0.25	% increase	(2.0)%
●	IMPACT OF COVID-19

The global pandemic and resulting shut down of large parts of the U.S. economy has created significant uncertainty and enhanced investment risk across many asset classes, including real estate. The extent of the impact on the commercial real estate sector continues to vary dramatically across real estate property-types and markets, with certain property segments affected particularly harshly. While no property sector is immune to COVID-19, the industrial real estate sector continues to outperform most property sectors. With a healthy balance sheet at 27% leverage as of August 31, 2020 (calculated as our total borrowings outstanding divided by the fair value of our real property plus cash and cash equivalents) and ample liquidity, we continue to seek high quality, income-producing real estate, with a focus on core industrial opportunities. Given the uptick in e-commerce demand since COVID-19 began and the strong performance that we continue to see within the industrial real estate sector, we remain committed to acquiring well-located, high quality industrial real estate.

Our wholly owned portfolio was 97.4% leased with a weighted average lease term of 4.6 years as of August 31, 2020 and is diversified across 55 assets totaling 11.6 million square feet. The properties owned and managed through our minority ownership interests in our joint venture partnerships were 78.9% leased with a weighted average lease term of 4.7 years as of August 31, 2020 and are diversified across 65 assets totaling 17.1 million square feet. Our total portfolio contains a diverse roster of 191 customers, large and small, spanning a multitude of industries and sectors, with a strategic weighting towards top tier markets where we have historically seen the lowest volatility combined with positive returns over time.

While much remains unknown regarding the broader economy, we believe we are in a position of strength to weather the effects of COVID-19 while providing our stockholders with access to high quality, income-producing commercial real estate. We are confident in our disciplined investment strategy, asset base, and underlying tenant composition.

●	DISTRIBUTIONS

We have declared monthly distributions for each class of our common stock. To date, each class of our common stock has received the same gross distribution per share. Monthly gross distributions were $0.0454 per share for each share class for the month of August 2020 and were paid to all stockholders of record as of the close of business on August 31, 2020. The net distribution per share is calculated as the gross distribution per share less any distribution fees that are payable monthly with respect to Class T shares and Class W shares. Since distribution fees are not paid with respect to Class I shares, the net distributions payable with respect to Class I shares are equal to the gross distributions payable with respect to Class I shares. The table below details the net distributions for each class of our common stock for the period presented:

Net Distributions per Share
		Class T	Class W	Class I
Month	Pay Date	Share	Share	Share
August 2020	9/1/2020	$0.037	$0.041	$0.045

●	EXPERTS

The statements included in this Supplement under the section titled “August 31, 2020 NAV Per Share” relating to the role of Altus Group U.S., Inc. have been reviewed by Altus Group U.S., Inc., an independent valuation advisor, and are included in this Supplement given the authority of such advisor as experts in real estate valuations.